Exhibit 99.1

MeaTech 3D Ltd. Corrected First Half 2021 Unaudited Financial Results

Unaudited Financial Results Summary

•
R&D expenses totaled $2.9 million in the first half of 2021, compared to $0.9 million in the same period in 2020. This reflects MeaTech’s increased investment in research and development to expand its cultured meat technology capabilities.

•
Operating loss reached $7.7 million in the first half of 2021, compared to $13.0 million in the same period in 2020, which also included $10.1 million in public listing expenses that did not affect cash flow, in connection with MeaTech's reverse merger into a TASE-listed shell company in 2020. The operating loss increased mainly due to increased R&D expenses, up from $0.9 million in the first half of 2020 to $2.9 million, as well as an increase in general and administrative expenses from $2.0 million to $4.1 million, primarily due to an increase in share-based payment and insurance expenses.

•	Non-cash flow share-based payment totaled $2.3 million in the first half of 2021, compared to $1.6 million in the same period in 2020.
•	Total comprehensive loss was $7.7 million in the first half of 2021, or $0.07 per ordinary share, compared to $13.2 million, or $0.26 per ordinary share, in the same period in 2020.
•	Cash flow used in operating activities was $5.9 million in the first half of 2021, compared to $1.5 million in the same period in 2020.
•	Cash and equivalents at June 30, 2021 increased to $30.6 million, up from $13.6 million at year-end 2020, driven mainly by the Nasdaq IPO in March 2021.
•
Non-current assets increased to $14.1 million at June 30, 2021, up from $3.6 million at year-end 2020, driven mainly by the initial consolidation of the financial results of wholly-owned subsidiary Peace Of Meat.

•	Total assets increased to $46.0 million at June 30, 2021, up from $17.5 million at year-end 2020.
•	Total capital reached $43.8 million at June 30, 2021, up from $15.6 million at year-end 2020.

MeaTech 3D Ltd.
Condensed Separate Interim Financial Information As at June 30, 2021

Summary of Corrections to Unaudited Financial Results for First Half of 2021
Corrected figures in the tables set forth above refer only to the six-month period ended on June 30, 2021, and are as follows:

	Previously Disclosed	Adjustments	As Corrected
	USD thousands	USD thousands	USD thousands

Balance Sheet Capital

Currency translation differences reserve	(91)	948	857
Accumulated deficit	(25,767)	(948)	(26,715)

Consolidated Statements of Income and of Comprehensive Loss

Research and development expenses	2,146	764	2,910
Marketing expenses	600	5	605
General and administrative expenses	3,983	176	4,159
Financing expenses (income), net	89	3	92
Currency translation differences loss (income) that will not be transferred to profit or loss	871	(948)	(77)
Basic and diluted loss per share (USD)	0.064	0.008	0.072

Consolidated Statements of Cash Flows

Net Loss for the period	(6,818)	(948)	(7,766)
Effect of exchange differences on cash and cash equivalents	(1,012)	948	(64)

Subsequent to the issuance of the Original 6-K, in the context of implementing improved financial reporting controls, the Company engaged in further reviews of its reported unaudited financial results. Based on such reviews, the Company determined that in the process of consolidating the results for the first half of 2021 of the Company’s wholly-owned subsidiaries, MeaTech Europe B.V. and Peace of Meat B.V. (“Peace of Meat”), for the first time following the acquisition of Peace of Meat in February 2021, expenses of Peace of Meat were not consolidated properly in the Company’s operating expenses, but were rather presented in currency translation differences reserve. While the total comprehensive loss for the period remains unchanged, the operating loss increased by approximately $1 million (primarily research and development expenses), while the currency translation differences reserve was increased by the same amount.

Unaudited Condensed Consolidated Interim Information on the Financial Position

	June 30	June 30	December 31
	2021	2020	2020
	USD thousands	USD thousands	USD thousands
Current assets

Cash and cash equivalents	30,637	5,201	13,556
Other investment	147	134	149
Receivables	1,174	73	131
Total current assets	31,958	5,408	13,836

Non-current assets

Restricted deposits	388	72	51
Other investment	1,264	1,164	2,513
Right-of-use asset	306	143	168
Intangible assets	9,930	-	-
Fixed assets, net	2,206	277	906

Total non-current assets	14,094	1,656	3,638

Total Assets	46,052	7,064	17,474

Current liabilities

Trade payables	359	61	351
Other payables	1,573	398	996
Current maturities of lease liabilities	210	109	180
Derivative instrument	-	3	316

Total current liabilities	2,142	571	1,843

Non-current liabilities

Long-term lease liabilities	102	37	-

Total non-current liabilities	102	37	-

Capital

Share capital and premium on shares	65,283	18,497	30,481
Capital reserves	4,383	1,275	3,319
Currency translation differences reserve	857	73	780
Accumulated deficit	(26,715)	(13,389)	(18,949)

Total capital	43,808	6,456	15,631
Total liabilities and capital	46,052	7,064	17,474

Unaudited Condensed Consolidated Interim Information on Comprehensive Income

	6 month period ended June 30,	6 month period ended June 30,	Year ended December 31,
	2021	2020	2020
	USD thousands, except share data	USD thousands, except share data	USD thousands, except share data

Research and development expenses	2,910	850	2,491
Marketing expenses	605	-	506
General and administrative expenses	4,159	2,006	5,380
Public listing expenses	-	10,164	10,164
Operating loss	7,674	13,020	18,541

Financing expenses (income), net	92	(56)	(17)

Loss for the period	7,766	12,964	18,524

Capital reserve for financial assets at fair value that will not be transferred to profit or loss	-	334	334
Currency translation differences loss (income) that will not be transferred to profit or loss	(77)	(51)	(758)

Total comprehensive loss for the period	7,689	13,247	18,100

Loss per ordinary share, no par value (USD)

Basic and diluted loss per share (USD)	0.072	0.262	0.308

Weighted-average number of shares outstanding - basic and diluted (shares)	107,189,837	49,476,813	60,112,197

Unaudited Condensed Consolidated Interim Information on Changes in Equity (Deficit)

	Share and capital premium	Fair value of financial assets reserve	Transactions with related parties reserve	Currency translation differences reserve	Share-based payments reserve	Accumulated deficit	Total
	USD thousands

Balance as at January 1, 2021	30,481	(334)	14	780	3,639	(18,949)	15,631

Share-based payments	-	-	-	-	2,313	-	2,313
Issuance of shares and warrants, net	30,357	-	-	-	-	-	30,357
Exercise of options – Share-Based Payment	4,445	-	-	-	(1,249)	-	3,196
Other comprehensive income (loss)	-	-	-	77	-	-	77
Loss for the period	-	-	-	-	-	(7,766)	(7,766)

Balance as at June 30, 2021	65,283	(334)	14	857	4,703	(26,715)	43,808

Balance as at January 1, 2020	1,880	-	14	22	-	(425)	1,491

Reverse acquisition	11,439	-	-	-	-	-	11,439
Issuance of shares and warrants, net	3,059	-	-	-	-	-	3,059
Share-Based Payment	-	-	-	-	1,595	-	1,595
Exercise of options	2,119						2,119
Other comprehensive income (loss)		(334)	-	51	-	-	(283)
Loss for the period	-	-	-	-	-	(12,964)	(12,964)

Balance as at June 30, 2020	18,497	(334)	14	73	1,595	(13,389)	6,456

Balance as at January 1, 2020	1,880	-	14	22	-	(425)	1,491

Share-based payments	-	-	-	-	3,958	-	3,958
Reverse acquisition	11,439	-	-	-	-	-	11,439
Issuance of shares and warrants, net	14,067	-	-	-	-	-	14,067
Exercise of options - Investors	2,753	-	-	-	-	-	2,753
Exercise of options – Share-Based Payment	342				(319)		23
Other comprehensive income (loss)	-	(334)	-	758	-	-	424
Loss for the period	-	-	-	-	-	(18,524)	(18,524)

Balance as at December 31, 2020	30,481	(334)	14	780	3,639	(18,949)	15,631

Unaudited Condensed Consolidated Interim Information on Cash Flows

	Six months ended June 30, 2021	Six months ended June 30, 2020	Year ended December 31, 2020
	USD thousands	USD thousands	USD thousands
Cash flows - operating activities
Net Loss for the period	(7,766)	(12,964)	(18,524)

Adjustments:
Depreciation and amortization	278	73	213
Change in fair value of derivative	(311)	(73)	(36)
Change in fair value of other investment	(90)	-	(74)
Expenses for share-based payments	2,313	1,592	3,958
Expenses for public listing	-	10,164	10,164
Changes in asset and liability items:
Decrease (increase) in receivables	(782)	(34)	5
Increase (decrease) in trade payables	3	(7)	126
Increase (decrease) in other payables	454	(232)	336
Net cash from (used in) operating activities	(5,901)	(1,481)	(3,832)

Cash flows - investment activities
Acquisition of fixed assets	(902)	(168)	(681)
Decrease (increase) of restricted deposit	(337)	(30)	(6)
Acquisition of other investments	(4,848)	-	(1,188)

Net cash used in investing activities	(6,087)	(198)	(1,875)

Cash flows - financing activities
Proceeds from issuance of shares and warrants	27,143	3,300	14,887
Issuance costs	(1,145)	(242)	(819)
Repayment of liability for lease	(134)	(55)	(140)
Proceeds on account of other investment	73	12	71
Proceeds on account of capital issuance	-	338	222
Proceeds with regard to derivative	-	74	348
Proceeds from exercise of share options	3,196	2,118	2,776

Net cash from financing activities	29,133	5,545	17,345

Increase in cash and cash equivalents	17,145	3,866	11,638
Effect of exchange differences on cash and cash equivalents	(64)	61	644
Cash and cash equivalents at the beginning of the period:	13,556	1,274	1,274

Cash balance and cash equivalents at end of period	30,637	5,201	13,556

Non cash activities
Purchase of fixed assets	21	-	143
Issue of shares and options against intangible asset	4,359	-	-